SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K for 7 September 2004

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under
cover of Form 20-F or Form 40-F.)

Form 20-F __X__   Form 40-F _____

Enclosures:

Audited group results and declaration of dividend number 50 of Sasol Limited for the year
ended 30 June 2004



Audited group results and declaration of dividend number 50 of Sasol Limited for the year ended 30 June 2004

Comprehensive additional information is available on our website: www.sasol.com

- *Benefit of higher oil prices*

- *Adverse impact of stronger rand substantially reduces rand attributable earnings*

- *Attributable earnings per share expressed in US dollars equal to previous year*

- *Capital projects successfully advanced*

- *Significant improvement in second half of year – further earnings growth anticipated*

- *Dividend maintained*

Stronger rand – lower earnings

Profits were again adversely affected by the stronger rand and margin pressures in a challenging international trading environment. From an operational perspective, most of Sasol's businesses performed satisfactorily with several production records and productivity improvements being achieved.

The average exchange rate during the financial year of R6,88 : US$1,00 was 24% stronger than the previous year. Including the effect of lower translation losses at the end of the period (R1,0 billion versus R1,7 billion), the net adverse impact on operating profit of the strong rand amounted to about R6,0 billion. The associated impact on attributable earnings was R4,2 billion or about 686 cents per share.

Higher average international oil prices (dated Brent US$31,30 versus US$27,83) and the benefit of cost reductions and productivity improvements partly offset the drastic impact of the stronger rand.

Attributable earnings per share of 974 cents was 24% lower than earnings of the previous comparable reporting period. Headline earnings per share of 934 cents was 27% lower. In US dollar terms, attributable earnings per share of 142 cents was equal to the comparable result of the previous reporting period.

It was anticipated when the first half-year results were announced that the attributable earnings of the second half of the financial year would be much better than the first half. Attributable earnings in the second half was 39% higher than the first half, and 16% higher than the comparable second half of the previous financial year.

During the year, impairment charges of R342 million were partially offset by net profits of R207 million achieved on disposal of assets, relating mainly to non-performing or non-core activities in the chemicals portfolio. This was further offset by a gain of R108 million realised on the dilution of our interest in Sasol Oil in terms of the consideration paid by way of shares for our purchase of Exel Petroleum. Provisions relating to environmental rehabilitation and likely retrenchment costs amounting to R138 million were made in Sasol Nitro.

Capital expenditure on property, plant and equipment amounted to R10,9 billion. The main projects advanced or completed were:

- *the Mozambique Natural Gas project – gas reached Secunda and Sasolburg through the 865 kilometre pipeline from Mozambique, in February and June 2004, respectively;*

- *Project Turbo – the fuels enhancement and polymers expansion project which is scheduled for commissioning as from the last quarter of 2005;*

- *the GTL fuels projects – in Qatar, which is scheduled for start-up during the first quarter of 2006, and in Nigeria where the engineering bids are presently being evaluated;*

- *the Arya Sasol Polymers joint venture to build a world-scale ethane cracker and polyethylene plants in Iran, which are scheduled for commissioning from the fourth quarter of 2005; and*

- *the acrylic acid project at Sasolburg which was commissioned during the first quarter of 2004.*

At 30 June 2004, gearing (net debt as a percentage of shareholders' equity) was 41% which was within the company's targeted range of 30% to 50%.

The total dividend declared for the year of R4,50 is equivalent to that of the previous reporting period and reflects a dividend cover of 2,2.

Operating profit of R9 314 million was 22% below the comparable result of the previous year. The contribution of the major businesses is summarised as follows:

Sasol Mining
The operating profit of Sasol Mining of R1 177 million was slightly lower than the previous year. The benefit of higher export coal prices was more than offset by the adverse impact of the stronger rand. Coal production was higher mainly because of increased demand from Sasol Synfuels. Continuous miner productivity improved by 4% and unit cash cost per ton mined was again well controlled and equal to the previous year.

Sasol Synfuels
The operating profit of Sasol Synfuels of R5 515 million was severely impacted by adverse currency effects, partly offset by the benefit of higher oil prices. Output increased by about 5% partly because of improved operational stability resulting from natural gas from Mozambique being introduced to supplement synthesis gas feed. After some years of rand cash costs per unit of production increasing, new initiatives resulted in these costs reducing on a year-on-year basis by about 3%.

Sasol Liquid Fuels Business
The benefit of high oil prices was offset by the adverse effect of the stronger rand. The operating profit of R1 429 million was only slightly higher than the previous financial year. New supply arrangements to replace the Main Supply Agreements that expired at the end of 2003 were put into place with the other oil companies. The roll-out of the new Sasol retail network progressed according to plan.

Sasol Gas
The operating profit of Sasol Gas reduced by 14% to R387 million. While sales were satisfactory, once-off costs were incurred in changing the gas supply networks to customers from hydrogen-rich gas to natural gas piped from Mozambique.

Sasol Synfuels International
The roll-out of the GTL fuels strategy continued during the year. Start-up of our first facility in Qatar is expected during the first quarter of 2006. The operating loss of R138 million is less than the previous year mainly because of a reduction in overhead costs.

Sasol Olefins and Surfactants
The poor performance of the alkylates and monomers business seriously impacted the division and an operating loss of R46 million was incurred. The alkylates business again could not fully recover the increased cost of oil-derivative feedstocks which reached unprecedented levels in the year. The monomers business, which is primarily South Africa-based, was adversely affected by the strong rand and also incurred an operating loss. The other businesses in the division performed satisfactorily.

Sasol Polymers
The operating profit of R971 million was 9% higher than the previous reporting period. The benefits of higher international polymer prices, productivity improvements and the better performance of the division's Malaysian investments were mostly offset by the adverse effects of the stronger rand.

Sasol Solvents
Primarily because of its significant exports, the division's performance was materially affected by adverse currency effects and operating profit dropped by 69% to R135 million. Excluding currency effects, the division's performance in US dollar terms met expectations. The new acrylates complex at Sasolburg was successfully commissioned during the year.

Other

The significant reduction in the operating profit of this segment was mainly due to effects of the stronger rand, as well as environmental rehabilitation and retrenchment expenses provided for in Sasol Nitro.

Profit outlook

It is likely that the momentum of the improvement achieved in the second half of the financial year ended 30 June 2004 will continue and a material increase in earnings in the new financial year is probable, although our performance will remain sensitive and vulnerable to the volatility of currencies, oil prices and chemical margins. This profit outlook has not been reviewed by our auditors.

Basis of preparation and accounting policies

The group's condensed consolidated financial statements for the year ended 30 June 2004 have been prepared in compliance with the Listings Requirements of the JSE Securities Exchange South Africa, International Financial Reporting Standards (IFRS) and the South African Companies Act, 1973, as amended.

The accounting policies applied are consistent with those applied in the previous year and have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value.

The principal reporting currency of the Sasol group is rand. This currency reflects the economic substance of the underlying events and circumstances of the group. US$ figures are presented for the balance sheet and income statement for convenience purposes only.

Financial statements in accordance with US GAAP will be included in the Annual Report under Form 20-F filed under the Securities and Exchange Act of 1934 which will be distributed to holders of American Depositary Receipts by the end of October 2004.

Related party transactions

The group, in the ordinary course of business, enters into various sale and purchase transactions on an arm's length basis at market rates with related parties.

Significant acquisitions and disposals of businesses

Subsidiaries:

With effect from 1 July 2003 Sasol Italy S.p.A. acquired the remaining 48% shares in G.D. Portbury Limited (Dubai) trading as Sasol Gulf.

With effect from 1 January 2004 Sasol acquired the remaining 77,5% of Naledi Petroleum Holdings (Pty) Limited, the holding company of Exel Petroleum (Pty) Limited. The purchase price was settled by the issue of 22 shares in Sasol Oil (Pty) Limited (representing 2% of the issued shares of the company) to some of the previous shareholders of Naledi Petroleum Holdings (Pty) Limited and a cash consideration.

On 30 June 2004, Sasol Chemie GmbH and Co KG disposed of its interest in Sasol Servo B.V.

Joint ventures:

With effect from 1 November 2003 Sasol acquired a 50% interest in Sasol Huntsman GmbH & Co KG. This transaction formed part of the original acquisition of the Sasol Chemie business from RWE-DEA.

Sasol Investment Company (Pty) Ltd sold its 50% interest in Sasol Roche Blasting Services Pty Ltd to Roche Mining Pty Ltd effective February 2004.

Post-balance sheet date events

During April 2004, 30 000 barrels of crude oil a day (being approximately 20% of Synfuels volume production) was sold forward for the period June 2004 to May 2005 at a weighted average price of US$31,85/bbl by way of over-the-counter (OTC) Brent crude oil swaps. Subsequent to year-end, the hedge was extended by a further 15 000 barrels a day for the period August 2004 to May 2005. The total hedging activity amounts to 45 000 barrels a day (equivalent to approximately 30% of Synfuels' production) at a weighted average Brent crude oil price of US$33,12/bbl.

Further to the cautionary announcement below, it is envisaged that the new liquid fuels business will be effected by way of a joint venture in which Sasol and Petrolium Nasional Berhad (Petronas) will

each have an equal 37,5 percent interest and in which Black Economic Empowerment (BEE) partners (both existing and new) will hold a combined 25 percent interest.

The parties plan to conclude definitive agreements concerning the joint venture during the last quarter of 2004. A further announcement will be made at the conclusion of this process. Definitive agreements will be subject to regulatory approval which it is hoped will be completed during the first quarter of 2005.

On 1 September 2004, an explosion at the Sasol Polymers' ethylene plant in Secunda occurred for which we again express our sympathy to those affected. This will not affect fuel production although polymers production will be affected in the short-term. The incident is being investigated and further information will be issued once it becomes available.

Principal foreign currency conversion rates

One unit of foreign currency equals rand:	*30 June 2004*	*30 June 2003*
Rand/US$ (closing)	*6,21*	*7,50*
Rand/US$ (average)	*6,88*	*9,03*
Rand/euro (closing)	*7,57*	*8,63*
Rand/euro (average)	*8,19*	*9,41*

Independent audit by KPMG Inc.

The group's condensed consolidated financial statements have been derived from the group's audited consolidated financial statements at 30 June 2004 and for the year then ended. Our auditors, KPMG Inc., have audited the consolidated financial statements in accordance with Statements of South African Auditing Standards. A copy of their unqualified audit report is available for inspection at the registered office of the company.

Declaration of dividend number 50

The directors of Sasol Limited have declared a final dividend of 235 cents per share (2003: 235 cents per share) for the year ended 30 June 2004. The dividend has been declared in the currency of the Republic of South Africa. The salient dates are:

To holders of ordinary shares:

Last day for trading to qualify for and participate in the dividend (cum dividend)	*Friday, 1 October 2004*
Trading ex dividend commences	*Monday, 4 October 2004*
Record date	*Friday, 8 October 2004*
Dividend payment date(electronic and certificated register)	*Monday, 11 October 2004*

On 11 October 2004, dividends due to certificated shareholders on the South African Registry will either be electronically transferred to shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.

Shareholders who have dematerialised their share certificates will have their accounts at their Central Securities Depository Participant or Broker credited on Monday, 11 October 2004. Share certificates may not be dematerialised or rematerialised between Monday, 4 October 2004 and Friday, 8 October 2004, both days inclusive.

To holders of American Depositary Receipts

Ex dividend on New York Stock Exchange	*Wednesday, 6 October 2004*
Record date	*Friday, 8 October 2004*
Approximate date for currency conversion	*Tuesday, 12 October 2004*
Approximate dividend payment date	*Thursday, 21 October 2004*

On behalf of the board

P du P Kruger   *P V Cox*

Chairman   *Deputy chairman & chief executive*

Sasol Limited, 7 September 2004

Cautionary announcement

Further to the cautionary announcement dated 19 February 2004 by Sasol and Petronas concerning the proposed combination of their respective interests in Sasol's liquid fuels business and Engen in a joint venture to create a leading South African liquid fuels business, Sasol shareholders are advised that the parties are still involved in negotiations which, if successfully concluded, may have a material effect on the price of Sasol's securities.

Shareholders are accordingly advised to continue exercising caution when dealing in Sasol securities until a full announcement is made.

Forward-looking statements*: In this report we make certain statements that are not historical facts and relate to analyses and other information based on forecasts of future results not yet determinable, relating, amongst other things, to exchange rate fluctuations, volume growth, increases in market share, total shareholder return and cost reductions. These are forward-looking statements as defined in the United States Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "intend", "seek", "will", "plan", "could", "may", "endeavour" and "project" and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties and, if one or more of these risks materialise, or should underlying assumptions prove incorrect, actual results may be very different from those anticipated. The factors that could cause our actual results to differ materially from such forward-looking statements are discussed more fully in our most recent annual report under the Securities Exchange Act of 1934 on Form 20-F filed on 27 October 2003 and in other filings with the United States Securities and Exchange Commission.*

Please note: A billion is defined as one thousand million

Registered office: Sasol Limited, 1 Sturdee Avenue, Rosebank, Johannesburg 2196, PO Box 5486, Johannesburg 2000

Share registrars: Computershare Investor Services 2004 (Pty) Limited, 70 Marshall Street, Johannesburg 2001. PO Box 1053, Johannesburg 2000, South Africa. Tel: +27 11 370-7700. Fax: +27 11 370 5271/2

Company registration number: 1979/003231/06 , Incorporated in the Republic of South Africa

ISIN code: ZAE000006896

Share codes: JSE-SOL   NYSE-SSL

American depositary receipt (ADR) program: Cusip number 543210 ADR to ordinary share 1:1

Depositary: The Bank of New York, 22nd floor, 101 Barclay Street, New York, N.Y. 10286, U.S.A.

Directors (non-executive): P du P Kruger (Chairman), E le R Bradley, W A M Clewlow, B P Connellan, J H Fourie, M S V Gantsho, A Jain (Indian), S Montsi, S B Pfeiffer (USA), J E Schrempp (German), C B Strauss (Executive): P V Cox (Deputy chairman and chief executive), L P A Davies, T S Munday

Company secretary: N L Joubert

website: www.sasol.com   e-mail: investor.relations@sasol.com

balance sheet
at 30 June

2003 US$ m	2004 US$ m		2004 R m	2003 R m
		ASSETS		
5 652	**7 545**	Property, plant, equipment	**46 858**	42 363
(42)	**15**	Goodwill and negative goodwill	**92**	(314)
274	**360**	Intangible assets	**2 236**	2 051
60	**39**	Post-retirement benefit assets	**239**	451
26	**49**	Deferred tax assets	**306**	194
237	**302**	Other long-term assets	**1 877**	1 777
6 207	**8 310**	**Non-current assets**	**51 608**	46 522
1 167	**1 335**	Inventories	**8 292**	8 748
1 399	**1 767**	Trade and other receivables	**10 971**	10 486
2	**4**	Short-term financial assets	**25**	12
89	**85**	Restricted cash	**527**	665
425	**332**	Cash	**2 063**	3 186
3 082	**3 523**	**Current assets**	**21 878**	23 097
9 289	**11 833**	**TOTAL ASSETS**	**73 486**	69 619
		EQUITY AND LIABILITIES		
4 472	**5 640**	Shareholders' equity	**35 027**	33 518
40	**60**	Minority interest	**373**	300
611	**1 467**	Long-term debt	**9 110**	4 581
332	**380**	Long-term provisions	**2 362**	2 486
345	**439**	Post-retirement benefit obligations	**2 724**	2 589
13	**38**	Long-term deferred income	**237**	96
816	**929**	Deferred tax liability	**5 768**	6 113
2 117	**3 253**	**Non-current liabilities**	**20 201**	15 865
865	**526**	Short-term debt	**3 265**	6 481
1 359	**1 692**	Other current liabilities	**10 507**	10 187
436	**662**	Bank overdraft	**4 113**	3 268
2 660	**2 880**	**Current liabilities**	**17 885**	19 936
9 289	**11 833**	**TOTAL EQUITY AND LIABILITIES**	**73 486**	69 619

income statement
for the year ended 30 June

2003 US$ m	2004 US$ m		2004 R m	2003 R m
7 149	**8 747**	**Turnover**	**60 151**	64 555
(4 357)	**(5 641)**	Cost of sales and services rendered	**(38 794)**	(39 347)
2 792	**3 106**	**Gross profit**	**21 357**	25 208
67	**50**	Non-trading income	**343**	604
(551)	**(716)**	Marketing and distribution expenditure	**(4 920)**	(4 977)
(488)	**(544)**	Administrative expenditure	**(3 744)**	(4 407)
(312)	**(391)**	Other operating expenditure	**(2 687)**	(2 809)
(189)	**(151)**	Translation losses	**(1 035)**	(1 708)
1 319	**1 354**	**Operating profit**	**9 314**	11 911
18	**28**	Dividends and interest received	**190**	167
7	**17**	Income from associates	**117**	60
(25)	**(64)**	Borrowing costs (net of amounts capitalised)	**(439)**	(225)
1 319	**1 335**	**Net income before tax**	**9 182**	11 913
(444)	**(461)**	Taxation	**(3 175)**	(4 007)
875	**874**	**Net income after tax**	**6 007**	7 906
(10)	**(10)**	Minority interest	**(67)**	(89)
865	**864**	**Attributable earnings**	**5 940**	7 817
		Basic earnings per share (cents)		
142	**142**	- attributable earnings basis	**974**	1 283
142	**136**	- headline earnings basis	**934**	1 280
		Diluted earnings per share (cents)*		
140	**140**	- attributable earnings basis	**964**	1 262
139	**134**	- headline earnings basis	**925**	1 259
		Dividends per share (cents)		
27	**33**	- interim	**215**	215
31	**38**	& - final	**235**	235
58	**71**		**450**	450

* Taking the Sasol Share Incentive Scheme into account.

& Subject to exchange rate ruling on payment date

The US dollar convenience translation is calculated on a line by

line basis in accordance with International Financial Reporting Standards.

changes in equity statement (condensed)

for the year ended 30 June

	2004 R m	2003 R m
Opening balance	33 518	31 315
Shares issued	109	77
Shares repurchased	(33)	(185)
Attributable earnings	5 940	7 817
Dividends paid	(2 745)	(2 835)
Decrease in foreign currency translation reserve	(1 217)	(2 570)
Decrease in cash flow hedge accounting reserve	(545)	(101)
Closing balance	35 027	33 518
Comprising		
Share capital	2 892	2 783
Share repurchase programme	(3 647)	(3 614)
Accumulated earnings	38 236	35 041
Foreign currency translation reserve	(1 569)	(352)
Non-trading financial assets reserve	2	2
Cash flow hedge accounting reserve	(887)	(342)
Total shareholders' equity	35 027	33 518

cash flow statement (condensed)
for the year ended 30 June

	2004 R m	2003 R m
Cash receipts from customers	59 952	64 496
Cash paid to suppliers and employees	(44 801)	(48 499)
Cash generated by operating activities	15 151	15 997
Investment income	230	178
Borrowing costs paid	(1 384)	(1 286)
Dividends paid	(2 745)	(2 835)
Tax paid	(3 963)	(5 527)
Cash available from operating activities	7 289	6 527
Additions to property, plant and equipment	(10 888)	(10 272)
Acquisition of businesses	(555)	(155)
Cash acquired on acquisition of businesses	163	119
Disposal of businesses	283	-
Other net expenditure in investing activities	(31)	(413)
Cash utilised in investing activities	(11 028)	(10 721)
Share capital issued	109	77
Share repurchase programme	(33)	(185)
Dividends paid to minority shareholders	(37)	(65)
Contributions from minority shareholders	75	-
Increase in long-term loans	4 386	122
(Decrease) / increase in short-term loans	(2 616)	3 088
Cash effect of financing activities	1 884	3 037
Effect of translation of cash of foreign entities	(251)	(255)
Decrease in cash and cash equivalents	(2 106)	(1 412)
Cash and cash equivalents at beginning of year	583	1 995
Cash and cash equivalents at end of year	(1 523)	583
Comprising		
- restricted cash	527	665
- cash	2 063	3 186
- bank overdraft	(4 113)	(3 268)
	(1 523)	583

value added statement
for the year ended 30 June

	2004 R m	2003 R m
Sales	60 151	64 555
Purchased materials and services	(37 085)	(39 066)
Value added	23 066	25 489
Investment income	307	227
Wealth created	23 373	25 716
Employees	8 731	9 055
Providers of equity capital	2 812	2 924
Providers of loan capital	439	225
Government	3 421	3 651
Reinvested in the group	7 970	9 861
Wealth distribution	23 373	25 716

salient features

		2004	2003
Selected ratios			
Return on equity	%	17,3	24,1
Return on total assets	%	13,4	17,9
Operating margin	%	15,5	18,5
Borrowing cost cover	times	7,0	9,4
Dividend cover	times	2,2	2,9
Share statistics			
Total shares in issue	million	671,3	668,8
Treasury shares (share repurchase programme)	million	60,1	59,7
Weighted average number of shares	million	610,0	609,3
Fully diluted number of shares	million	616,2	619,6
Share price (closing)	cents	9 610	8 355
Market capitalisation	R m	64 509	55 878
Net asset value per share	cents	5 731	5 503
Other financial information			
Total debt (incuding bank overdraft)			
- interest bearing	R m	16 448	14 289
- non-interest bearing	R m	40	41
Capital commitments			
- authorised and contracted	R m	10 383	9 562
- authorised, not yet contracted	R m	14 397	8 510
Guarantees and contingent liabilities			
- total amount	R m	25 835	16 313
- outstanding balance sheet exposure	R m	9 759	5 155
Significant items in operating profit			
- employee costs	R m	8 731	9 055
- depreciation of property, plant and equipment	R m	4 723	4 468
- operating lease charges	R m	350	378
Directors' remuneration	R m	22	29
Share options granted to directors - cumulative	'000	1 451	1 450
Effective tax rate	%	34,8	33,6
Employees	number	30 910	31 150
Average crude oil price - dated Brent	US$/bbl	31,30	27,83
Average rand/US$ exchange rate	1US$ = rand	6,88	9,03
Reconciliation of headline earnings			
Attributable earnings		5 940	7 817
Impairment of assets		342	83
(Profit) / loss on disposal of assets		(341)	90
Scrapping of property, plant and equipment		26	69
Amortisation of goodwill		21	42
Amortisation of negative goodwill		(225)	(301)
Tax effect on reconciling items		(65)	(2)
Headline earnings		5 698	7 798

The reader is referred to the definitions contained in the 2003 Sasol Limited annual financial statements.

2003	2004	Business unit	2004	2003
Turnover			**Operating profit**	
R million			**R million**	
1 013	**1 083**	Mining	**1 177**	1 277
1 210	**1 329**	Synfuels	**5 515**	7 418
19 460	**18 554**	Liquid fuels business	**1 429**	1 402
1 480	**1 389**	Gas	**387**	451
7	**7**	Synfuels International	**(138)**	(180)
19 543	**17 133**	Olefins & surfactants	**(46)**	67
6 245	**6 576**	Polymers	**971**	890
5 950	**5 956**	Solvents	**135**	436
9 647	**8 124**	Other	**(89)**	392
64 555	**60 151**		**9 341**	12 153
		Capital items	**(27)**	(242)
			9 314	11 911

2003	2004	Geographic analysis	2004	2003
Turnover			**Operating profit**	
R million			**R million**	
31 136	**28 954**	South Africa	**8 505**	10 896
1 959	**3 062**	Rest of Africa	**204**	15
17 149	**15 632**	Europe	**591**	781
3 710	**3 509**	Middle East, India, Far East	**277**	453
8 809	**7 060**	North America	**(303)**	(229)
697	**723**	South America	**4**	7
1 095	**1 211**	Southeast Asia	**36**	(12)
64 555	**60 151**		**9 314**	11 911

Pie chart info

		2000	2001	2002	2003	2004
Turnover	**R billion**	**25,8**	**40,8**	**59,6**	**64,6**	**60,2**
Operating profit	**R billion**	**6,3**	**10,6**	**14,8**	**11,9**	**9,3**
Attributable earnings per share	**cents**	**620**	**1136**	**1603**	**1283**	**974**
Dividend per share	**cents**	**220**	**320**	**450**	**450**	**450**
Gearing	**%**	**5,6**	**28,2**	**25,1**	**33,2**	**41,2**

Bar Graphs

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934,
the registrant, Sasol Limited, has duly caused this report to be signed on its behalf
by the undersigned, thereunto duly authorized.

Date: 7 September 2004

                              By: /s/   N L Joubert_____
                                       Name: Nereus Louis Joubert
                                       Title: Company Secretary